Zentek Provides Corporate Update

Research coverage initiated by Atrium; first orders received under Government of Canada standing offer; Albany bench-scale purification produces full 4N to 5N product range

Guelph, ON - September 14, 2026 - Zentek Ltd. ("Zentek" or the "Company") (TSXV: ZEN) (OTCQX: ZTEKF) today reported the initiation of research coverage, its first orders under a Government of Canada standing offer and results from bench-scale purification of Albany graphite.

Research Coverage

Atrium Research Corporation ("Atrium") has initiated research coverage on Zentek. Atrium is a sponsored research firm engaged by the Company as disclosed on July 15, 2026. The report was written by Ben Pirie and Nicholas Cortellucci, CFA, and is available directly from Atrium.

Zentek did not prepare the report and does not endorse its rating, target price, estimates, or conclusions. Investors should read the full report, including Atrium's assumptions, qualifications, risk factors, and disclosures. Management's discussions with Atrium followed Zentek's disclosure controls. No undisclosed material information was shared.

ZenGUARD™ Enhanced Air Filters

The Company has received its first orders under the Government of Canada standing offer announced on August 20, 2026, for the supply of HVAC filtration products to federal facilities in the National Capital Region. The standing offer runs to August 18, 2027. Federal departments order against it as they need product. It sets no minimum number of orders and no purchase volume. ZenGUARD™ Enhanced Air Filters are also available to every federal department and agency through the Innovative Solutions Canada Pathway to Commercialization source list.

Albany Graphite

The following provides additional details regarding the bench-scale purification work that supported the Preliminary Economic Assessment ("PEA") announced on August 10, 2026. The program was completed at an independent laboratory in the United States and established the product specifications used for the study's product mix and pricing. One fluidized bed reactor route produced four grades, each with its own certificate of analysis: a 5N thermally purified grade, a 4N+ thermally purified grade, a 4N spheroidized surface-coated grade, and a 4N non-spherical powder grade. The halogen-free fluidized bed reactor purification process also achieved a new performance milestone, producing graphite with a maximum measured purity of 99.99985 wt.% carbon (5N+) and an average purity of 99.9995 wt.% carbon across three bench-scale samples. This peak result represents a significant improvement over the previously reported 99.9992 wt.% carbon purity first disclosed on September 22, 2025, and further supports the premium product specifications incorporated into the PEA.

Qualification typically assesses consistency across production lots rather than a single sample. The Company holds multi-kilogram quantities of each grade for qualification testing and customer evaluation. The technical report supporting the PEA will be filed on SEDAR+ within 45 days of August 10, 2026, as NI 43-101 requires.

Management Commentary

"Canada mines critical minerals, but too often exports them before the value-added processing stages occur. Albany is designed to keep more of that value chain in Ontario. The Preliminary Economic Assessment announced on August 10 reflects a development plan that includes completing purification and other value-added processing steps locally, with the study's US$3.85 billion after-tax net present value based on selling specialized graphite products into nuclear and defence markets, rather than commodity-indexed markets," said Mohammed (Moe) Jiwan, Chief Executive Officer of Zentek. "Those buyers qualify on specification and consistency, and we now hold certified material, produced at bench scale, across the full 4N to 5N range for them to evaluate. On ZenGUARD™, our first orders under the standing offer turn an approved supply arrangement into an active one. We will continue to report progress as it is achieved."

Preliminary Economic Assessment

The Albany Graphite Project PEA results, announced on August 10, 2026, are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA results or projected economic outcomes will be realized. Additional information is provided in the Company's news release dated August 10, 2026.

Mr. Peter Wood, P.Eng., P.Geo., Vice President, Development of Albany Graphite Corp., a "Qualified Person" under National Instrument 43-101, has reviewed and approved the technical information contained in this news release.

About Albany Graphite

The Albany Graphite Project is an igneous-hosted graphite deposit in Northern Ontario, near Hearst, held through the Company's wholly owned subsidiary Albany Graphite Corp. Independent bench-scale testing disclosed on September 22, 2025, confirmed ultra-high purity of 99.9992% with an equivalent boron content of 2.60 ppm, meeting published benchmarks for potential nuclear-grade applications. The Project is being advanced as a potential domestic North American source of critical-grade graphite for nuclear, defence and allied-nation supply chains. Graphite is designated a critical mineral by both the Government of Canada and the United States Department of Energy.

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. Core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the Company's principal critical minerals asset.

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 437-826-3779

E: mjiwan2@zentek.com

www.zentek.com

Forward-Looking Statements

This news release contains forward-looking statements. Forward-looking statements in this news release include, without limitation, the results of the Preliminary Economic Assessment including the estimated net present value, the filing of the technical report supporting the Preliminary Economic Assessment, the results of bench-scale purification work and the evaluation of certified material by prospective partners, and the issuance of call-ups under the Government of Canada standing offer. Bench-scale results are not necessarily indicative of results at commercial scale. Inclusion on a standing offer does not guarantee a minimum number of orders or any level of purchase volume. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.